UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004.

        Northgate Exploration Limited
(Translation of registrant's name into English)

2050 - 1055 West Georgia Street
Vancouver, British Columbia
                               Canada V6E 3R5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: January 12, 2004.

(signed)
Jon Douglas Chief Financial Officer

NORTHGATE REPORTS RECORD PRODUCTION IN 2003

VANCOUVER, January 12, 2004 - Northgate Exploration Limited (TSX: NGX, AMEX: NXG) today reported record annual operating results from the Kemess South mine located in north central British Columbia.

Highlights

  Record annual gold production of 294,117 ounces in 2003, including 78,761 ounces of production in the fourth quarter.

  Record annual copper production of 76.2 million pounds, including a record 22.2 million pounds of production in the fourth quarter.

  The Kemess South mining team set another quarterly record for tonnes mined of 149,500 tonnes per day in the fourth quarter and established an annual record of 145,480 tonnes per day, which was 24% higher than the previous record set in 2002.

  Fourth quarter mill availability was 92% bringing the annual figure to over 91%, a full 3% higher than the previous record of 88% set in 2002.

  Average mill throughput in 2003 was a record 51,049 tonnes per day, up over 7% from the throughput of 47,420 tonnes per day achieved in 2002.

  An annual record for copper recovery of 82% was set and average gold recovery remained at 70%, in spite of the fact that the mill processed 50% more supergene and leachcap ore with inherently lower recoveries in 2003 compared to the prior year.

Northgate Exploration Limited
News Release	2

2003 Kemess Mine Production Table

(100% of production basis)	4Q 03	4Q 02	2003	2002

Tonnes mined (ore plus waste)	13,707,698	11,507,827	53,100,000	42,842,000

Tonnes milled (ore)	4,584,324	4,489,862	18,632,837	17,308,000
Average mill operating rate (tpd)	49,830	48,803	51,049	47,420

Gold grade (gmt)	0.744	0.730	0.702	0.724
Copper grade (%)	0.261	0.236	0.225	0.236

Gold recovery (%)	71	74	70	70
Copper recovery (%)	84	86	82	81

Gold production (ounces)	78,761	77,552	294,117	282,300
Copper production (000's pounds)	22,165	20,264	76,177	72,900

Productivity measures:
Tonnes mined per shift worked	880	687	803	628
Tonnes milled per shift worked	293	268	281	254

Ken Stowe, President and CEO, commented, "Our employees at Kemess delivered excellent operating results during 2003 as evidenced by the many annual and quarterly production records that were set during the year and the dramatic improvements in mining and milling productivities. These productivities increased 28% and 10%, respectively, compared to 2002 and are now 80% and 40% higher, respectively, than they were in 2001. I am particularly proud of the fact that we delivered exactly on the metal production plan that we forecasted 12 months ago, while at the same time implemented a variety of continuous improvement projects that will reduce costs and enhance throughput and metal recoveries in future years."

*******

Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

This press release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2002 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2002 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-359-2423	416-359-2425